

20013034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28228

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 AND ENDING 03/31/20

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMMERCE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

710 NORTH POST OAK ROAD, SUITE 400

(No. and Street)

HOUSTON   TX   77024

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE GILMAN   (713)613-2914

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TUTTLE & BOND, PLLC

(Name – if individual, state last, first, middle name)

1928 JACKSON LANE   CHINA SPRING   TX   76633

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, GEORGE GILMAN , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERCE SECURITIES CORPORATION , as of MARCH 31 , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PresiDent
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerce Securities Corporation

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

March 31, 2020

Commerce Securities Corporation

Independent Auditor's Opinion

For the Year-ended March 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Director, Trustee and Shareholder of Commerce Securities Corporation

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Commerce Securities Corporation (the "Company") as of March 31, 2020, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond, PLLC

China Spring, Texas
May 29, 2020

We have served as the Commerce Securities Corporation's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Commerce Securities Corporation

Financial Statements

For the year ended March 31, 2020

Commerce Securities Corporation
Statement of Financial Condition
For the year ended March 31, 2020

ASSETS

Cash and cash equivalents	$ 5,594
Investment in equity securities, at fair value	384,025
Furniture and equipment, net of accumulated depreciation of $12,713	-
Current federal income tax asset, net of valuation allowance of $3,813	3,814
Prepaid expense	729
Deferred federal income tax asset, net of valuation allowance of $9,568	9,567
Other assets	793

TOTAL ASSETS $ 404,522

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 40,286
Deferred income tax liability	-
Total liabilities	40,286

Stockholders' equity

Common stock; $1 par value; 1,000,000 shares authorized, 16,175 shares issued and 12,050 shares outstanding	16,175
Additional paid-in capital	110,441
Accumulated other comprehensive loss, net of income tax benefit of $19,282	(71,838)
Retained earnings	402,021
	456,799
Treasury stock, 4,125 shares at cost	(92,563)
Total stockholders' equity	364,236

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $ 404,522

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commerce Securities Corporation (the "Company") commenced operations in November 1982 and is a broker/dealer in securities pursuant to the rules and regulations of the Financial Industry Regulatory Authority, Inc. (f/k/a National Association of Securities Dealers, Inc.) and the Securities and Exchange Commission. The Company's primary business consists of private placement of securities, selling limited partnership units in primary distributions and consulting services related to mergers and acquisitions. During 2002, the Company formed a wholly-owned subsidiary, Commerce Capital Investments, Inc., whose purpose is to hold investments for Commerce Securities Corporation.

Principles of Consolidation – The consolidated financial statements include the accounts of Commerce Securities Corporation and its subsidiary. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less.

Investments – The Company's investment in marketable equity securities are classified as available-for-sale and are carried in the consolidated financial statements at fair value. Realized gains and losses are included in earnings; unrealized holding gains and losses are reported in other comprehensive income. The securities are held in a margin account with a brokerage firm, the account allows the Company to take cash advances up to 50% of the securities value in the form of a margin loan. The loans carry an adjustable interest rate based on market conditions which approximates the prime rate. The Company incurred $3 of margin loan interest during the period ended March 31, 2020 which is included in operating expenses. At March 31, 2020 there were no margin loans outstanding.

Income Taxes – The Company uses the liability method of accounting for income tax in conformity with accounting principles generally accepted in the United States of America (GAAP). Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Uncertain tax positions are recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by taxing authorities, based on the technical merits of the position. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

Also, for income tax reporting, unrealized gains and losses on available-for-sale marketable securities are not included in taxable income. As a result, the basis of marketable securities for financial reporting differs from the tax basis by the cumulative amount of unrealized holding gains and losses. Deferred income taxes have been recorded for the difference, which will be taxable or deductible in future periods when the securities are sold.

Commerce Securities Corporation
Notes to Financial Statements
As of and for the Year-Ended March 31, 2020
(Continued)

The Company files income tax returns in the U.S. federal jurisdiction, and one state jurisdiction. The Company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2017. At March 31, 2020, the Company's tax returns from March 31, 2017 to March 31, 2019 were open for review by federal and state taxing authorities.

State Margin Taxes – The Company is subject to the state of Texas margin tax, which applies to legal entities conducting business in Texas. The Company had no tax due for state margin taxes for the fiscal year ended March 31, 2020.

Furniture and Equipment – Furniture and equipment are stated at cost. The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the accelerated methods for income tax purposes. There was no depreciation expense recorded for the fiscal year ended March 31, 2020. Furniture and equipment were fully depreciated at March 31, 2015. Since then, no other assets were acquired.

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include, but are not limited to, the estimate used in calculating the valuation allowance related to income taxes and the utilization of the net operating loss carryforward in future periods. Because of the inherent uncertainty in this estimate, it is at least reasonably possible that the estimate used will change in the near term.

Treasury Stock – Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on subsequent reissuance of shares are credited or charged to additional paid-in capital in excess of par value using the average-cost method.

Fair Value Measurements – The Company adheres to the provisions of ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. Adoption of the ASC 820 fair value provisions did not have a material impact on the Company's financial position or results of operations.

Under ASC 820, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

- **Level 1** – Quoted prices in active markets for identical assets or liabilities.

- **Level 2** – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3** – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

FASB issued Accounting Standards Update (ASU 2018-13) in 2018, which modifies disclosure requirements for assets and liabilities measured at fair value. This update was designed to improve the effectiveness of financial statements disclosures: eliminates several disclosures, simplifies others and adds new disclosures for public business entities. These changes are effective for fiscal years beginning after December 15, 2019, but early adoption is permitted. Adoption of these changes did not materially impact the Company's financial position and results of operations.

At March 31, 2020, the Company has Level 1 marketable securities which are measured at fair value on a recurring basis (*see Note 2*). Unrealized gains and losses are included in other comprehensive income, net of the related tax effect.

Adoption of New Accounting Standards – The Company has implemented all new accounting pronouncements and does not believe that there are any other new pronouncements that have been issued that may have a material impact on the financial statements.

NOTE 2 – INVESTMENT IN EQUITY SECURITIES

The cost and fair value of the Company's marketable securities classified as available-for-sale, which are valued using Level 1 inputs at March 31, 2020 are as follows:

	Cost	Unrealized Loss	Estimated Fair Value
Equity securities	$ 475,145	$ 91,120	$ 384,025

Commerce Securities Corporation
Notes to Financial Statements
As of and for the Year-Ended March 31, 2020
(Continued)

NOTE 3 – INCOME TAXES

The components of income tax expense were as follows for the period ended March 31, 2020:

Federal	$	9,975
State		-
Deferred		-
Total income tax expense (benefit)	$	9,975

The difference between the federal statutory income tax rate and the effective tax rate is primarily due to accrual differences and nondeductible expenses on the tax return, as well as the use of blended tax rates for the Company's fiscal year-end March 31, 2020.

The Tax Cut and Jobs Act (TCJA) of 2017 reduced the top corporate income tax rate from 35 percent to 21 percent flat rate, thus eliminating the graduated corporate rate schedule. This new rate was effective for tax year ended after December 31, 2017. For corporations with a fiscal year-end, the Act mandated that Federal income tax be calculated using a blended rate made of the enacted tax rate for part of the year prior to December 31, 2017 and the new flat rate effective for the part of the year after December 31, 2017.

Additionally, NOLs for taxable years beginning after December 31, 2017, can only be carried forward and offset 80% of Federal taxable income. Due to CARES Act, for years prior to December 31, 2020, the 80% taxable income offset has been eliminated and the 5-year carryback of NOL's generated in 2018 through 2020 has been reinstated. After January 1, 2021, NOL's can only be carried forward and the 80% Federal taxable income limitation applies again.

Deferred tax assets and liabilities consisted of the following at March 31, 2020:

Deferred tax asset:		
Net operating loss carryforward, net of valuation allowance of $3,813	$	3,814
Unrealized losses on available-for-sale securities, net of allowance of $9,568		9,567
Total deferred tax asset	$	13,381
Deferred tax liabilities:		
Unrealized gains on available-for-sale securities		-
Total deferred tax liabilities	$	-
Net deferred tax asset	$	13,381

As of March 31, 2020, the Company has a net operating loss (NOL) carryforward of approximately $36,317, resulting in a tax benefit of $7,627. Federal NOL carryforwards generated before March 31, 2018 begin expiring in 2027. NOL's generated after March 31, 2018 carryforward indefinitely.

The New Tax Act, signed into law on December 22, 2017 made significant changes to the Internal Revenue Code. In addition, to a corporate tax rate decrease from a maximum 35% to a 21% flat rate effective after December 31, 2017, the NOL carryforward period for new NOLs changed from 20 succeeding taxable years to an indefinite period. Also, with the elimination of the alternative minimum tax, NOLs generated after March 31, 2020, can offset more than 50% of Federal taxable income. Since the Company is using the asset and liability method of accounting for income taxes and because deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income in the years in which temporary differences are expected to reverse, the Company is revaluing the deferred tax liabilities and deferred tax assets, as well as evaluating whether a valuation allowance is needed for deferred tax assets on an annual basis. For the fiscal year ended March 31, 2020, the Company considers a 50% valuation allowance for the deferred assets as being adequate.

NOTE 4 – LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of March 31, 2020, the Company had not entered into any subordinated loan agreements.

NOTE 5 – GUARANTEES, COMMITMENTS AND CONTINGENCIES

As of March 31, 2020, the Company had not provided any guarantees and did not have any commitments and contingencies to report.

NOTE 6 – MINIMUM CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At March 31, 2020, the Company had computed regulatory net capital of $267,783 which exceeded its required net capital of $5,000 by $262,783. The Company's aggregate indebtedness to net capital ratio was 15.04% at March 31, 2020.

NOTE 7 – CONCENTRATIONS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments. The Company maintains its cash balances in financial institutions, which at times exceed the amount insured by the Federal Deposit Insurance Corporation. Management periodically assesses the financial condition of the financial institutions and believes that any possible credit risk is minimal. At March 31, 2020, the Company did not hold any operating cash in excess of federally insured amounts.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 29, 2020, the date which the financial statements were available to be issued. No events were noted which would require disclosure in the footnotes to the financial statements.